UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Approval
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Peoples Bancorp Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

709789101
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1 (b)
[    ] Rule 13d-1 (c)
[    ] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (292)

CUSIP No. 709789 10 1                  13G

1.            NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Peoples Bank, National Association                                                                                      31-1278433

2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                N/A                                                                 (a) ___
                                 (b) ___

3.            SEC USE ONLY

4.            CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF                                 5.            SOLE VOTING POWER
SHARES
BENEFICIALLY                                            309,180 Shares*
OWNED BY
EACH REPORTING                                                       6.            SHARED VOTING POWER
PERSON WITH
                                 730,293 Shares*

                       7.            SOLE DISPOSITIVE POWER

                                 178,991 Shares*

                                 8.            SHARED DISPOSITIVE POWER

                                                       860,482 Shares*

                        *The reporting person, and the officers and directors
                         of the reporting person, disclaim beneficial ownership
 of all of these shares.

9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,039,473

10.            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 – 10.1%

12.            TYPE OF REPORTING PERSON*

BK
*SEE INSTRUCTIONS

        Item 1(a).      Name of Issuer.

                       Peoples Bancorp Inc.

        Item 1 (b).     Address of Issuer's Principal Executive Offices.

                      P.O. Box 738
                      Marietta, Ohio 45750

        Item 2(a).      Name of Person Filing.

                      Peoples Bank, National Association

        Item 2(b).      Address of Principal Business Office or, if none, Residence.

                       P.O. Box 738
                      Marietta, Ohio 45750

        Item 2(c).      Citizenship.

                      USA

        Item 2(d).      Title of Class of Securities.

                        Common Stock

        Item 2(e).      CUSIP Number.

                      709789 10 1

        Item 3.

                  The reporting person is a bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

        Item 4.   Ownership.

                  (a)   Amount beneficially owned:    1,039,473

                  (b)   Percent of Class:               10.1%

                  (c)   Number of shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:

309,180

                        (ii)    Shared power to vote or to direct the vote:

730,293

                        (iii)   Sole power to dispose or to direct the
                                disposition of:

178,991

                        (iv)    Shared power to dispose or to direct the
                                disposition of:

860,482

                  (1)  The reporting person, and the officers and directors
                       of the reporting person, disclaim beneficial ownership
                       of these shares.

                  (2)  Based upon a total of   10,296,748     issued and outstanding
                       shares.

        Item 5.   Ownership of 5% or Less of a Class.

                Not Applicable.

 Item 6.   Ownership of More than 5% on Behalf of Another Person.

                 Certain of the trusts in which shares of the issuer are invested and for which the reporting person is Trustee provide for the grantor and/or beneficiaries to share in the direction of the dividends and proceeds from the sale of issuer securities. No individual trust holds more than 5% of the total issued and outstanding shares of the issuer.

        Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security
          Being Reported on by the Parent Holding Company.

                Not Applicable.

        Item 8.   Identification and Classification of Members of the Group.

                Not Applicable.

        Item 9.   Notice of Dissolution of Group.

                Not Applicable.

        Item 10.  Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Peoples Bank, National Association

By:/s/	DAVID T. WESEL
Print Name:	David T. Wesel
Its:	Executive Vice President & President, Peoples Financial Advisors

Dated:  As of February 11, 2008